Filed Pursuant to Rule 433

Registration No. 333-156118

Subject to Completion

Preliminary Term Sheet dated March 11, 2009

Units
Accelerated Return Notes℠
Linked to the Russell 2000® Index Due May , 2010
$10 principal amount per unit
Pricing Supplement/Term Sheet No. 55

Expected Pricing Date*	April	, 2009
Settlement Date*	April	, 2009
Maturity Date*	May	, 2010
CUSIP No.		

Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation)

Accelerated Return Notes℠

- 3-to-1 upside exposure, subject to a cap of 33.5% to 37.5%
- A maturity of approximately 14 months
- 1-to-1 downside exposure, with no downside limit
- No periodic interest payments
- Application may be made to list on NYSE Arca under the symbol "RBW"
- The Notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The terms of the Notes are as specified in this term sheet and in the documents indicated herein under “Additional Note Terms”. Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page P-4 of product supplement ARN-3.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, and First Republic Securities Company, LLC, a broker-dealer affiliate of Merrill Lynch, will act as principal in selling the Notes to investors.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this term sheet or the Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to SEK	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in March or April 2009, the settlement date may occur in March or April 2009 and the maturity date may occur in May or June 2010. Any reference in this term sheet to the month in which the Pricing Date, settlement date or maturity date will occur is subject to change as specified above.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“ARNs®” is a registered service mark of Merrill Lynch & Co., Inc.

“Russell 2000® Index” is a trademark of Frank Russell Company and has been licensed for use by SEK.

Merrill Lynch & Co.

April     , 2009

Summary

The Accelerated Return NotesSM Linked to the Russell 2000® Index Due May    , 2010 (the “Notes”) are senior, unsecured debt securities of Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation) and are not guaranteed or insured by the Federal Deposit Insurance Corporation (“FDIC”) or secured by collateral. The Notes will rank equally with all of SEK’s other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of SEK. The Notes provide a leveraged return for investors, subject to a cap, if the level of the Russell 2000® Index (the “Index”) increases moderately from the Starting Value of the Index, determined on the Pricing Date, to the Ending Value of the Index, determined on the Calculation Days shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the Notes.

Capitalized terms used but not defined in this term sheet have the meaning set forth in product supplement ARN-3.

Terms of the Notes	Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, assuming a Capped Value of 35.5%, the midpoint of the range of 33.5% and 37.5%. The green line reflects the hypothetical returns on the Notes, while the gray line reflects the return of a hypothetical direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Set forth below are three examples of payment at maturity calculations (rounded to two decimal places), assuming a hypothetical Starting Value of 351.05, the closing level of the Index on March 6, 2009, and a Capped Value of $13.55, the midpoint of the range of $13.35 and $13.75.

Example 1 — The hypothetical Ending Value is equal to 80% of the hypothetical Starting Value:

Hypothetical Starting Value:	351.05
Hypothetical Ending Value:	280.84

$10 ×	(280.84)	= $8.00
351.05

Payment at maturity (per unit) = $8.00

Example 2 — The hypothetical Ending Value is equal to 102% of the hypothetical Starting Value:

Hypothetical Starting Value:	351.05
Hypothetical Ending Value:	358.07

$10 +	($10 × 3 ×	(358.07 – 351.05))	= $10.60
351.05

Payment at maturity (per unit) = $10.60

Example 3 — The hypothetical Ending Value is equal to 150% of the hypothetical Starting Value:

Hypothetical Starting Value:	351.05
Hypothetical Ending Value:	526.58

$10 +	($10 × 3 ×	(526.58 – 351.05))	= $25.00
351.05

Payment at maturity (per unit) = $13.55        (Payment at maturity (per unit) cannot be greater than the Capped Value)

The following table illustrates, for the hypothetical Starting Value of 351.05 (the closing level of the Index on March 6, 2009) and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit (rounded to two decimal places);
▪	the total rate of return to holders of the Notes;
▪	the pretax annualized rate of return to holders of the Notes; and
▪

the pretax annualized rate of return of a hypothetical direct investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 3.27% per annum, as more fully described below.

The table below reflects the Capped Value of $13.55, the midpoint of the range of $13.35 and $13.75.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
175.53	-50.00%	$5.00	-50.00%	-51.30%	-47.40%
210.63	-40.00%	$6.00	-40.00%	-39.24%	-35.55%
245.74	-30.00%	$7.00	-30.00%	-28.29%	-24.75%
280.84	-20.00%	$8.00	-20.00%	-18.20%	-14.77%
315.95	-10.00%	$9.00	-10.00%	-8.81%	-5.46%
333.50	-5.00%	$9.50	-5.00%	-4.34%	-1.02%
344.03	-2.00%	$9.80	-2.00%	-1.72%	1.58%
351.05 (3)	0.00%	$10.00	0.00%	0.00%	3.28%
358.07	2.00%	$10.60	6.00%	5.05%	4.97%
365.09	4.00%	$11.20	12.00%	9.93%	6.64%
372.11	6.00%	$11.80	18.00%	14.67%	8.30%
379.13	8.00%	$12.40	24.00%	19.27%	9.93%
386.16	10.00%	$13.00	30.00%	23.74%	11.55%
421.26	20.00%	$13.55 (4)	35.50%	27.74%	19.41%
456.37	30.00%	$13.55	35.50%	27.74%	26.91%
491.47	40.00%	$13.55	35.50%	27.74%	34.09%
526.58	50.00%	$13.55	35.50%	27.74%	40.98%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from March 9, 2009 to May 10, 2010, a term expected to be similar to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 3.27% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value, the closing level of the Index on March 6, 2009. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

(4)	The total amount payable on the maturity date per unit cannot exceed the assumed Capped Value of $13.55 (the midpoint of the range of $13.35 and $13.75).

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value and term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” section included in the product supplement and the section “Risks Associated With Foreign Currency Notes And Indexed Notes” included in the prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Index.

▪	You must rely on your own evaluation regarding the merits of an investment linked to the Index.

▪	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing Merrill Lynch with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales by Merrill Lynch and its affiliates may affect your return.

▪	Merrill Lynch or its affiliates may do business with underlying companies.

▪

Tax consequences are uncertain. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “Certain U.S. Federal Income Taxation Considerations” in product supplement ARN-3.

In addition to these risk factors, it is important to bear in mind that the Notes are senior debt securities of SEK and are not guaranteed or insured by the FDIC or secured by collateral, nor are they obligations of, or guaranteed by, the Kingdom of Sweden. The Notes will rank equally with all of SEK’s unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of SEK.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the Notes will not exceed the Capped Value.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index.

▪

You are willing to accept that there is no assurance that the Notes will be listed or remain listed on NYSE Arca. You understand that any listing does not ensure that a trading market will develop for the Notes or that there will be liquidity in any trading market. You understand that secondary market prices for the Notes, if any, will be affected by various factors, including the perceived creditworthiness of SEK.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 33.5% and 37.5%.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In the original offering, the Notes will be sold in minimum investment amounts of 100 units.

If you place an order to purchase the Notes, you are consenting to each of Merrill Lynch and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. Merrill Lynch is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Merrill Lynch and First Republic Securities Company, LLC may use the Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. The distribution of the Note Prospectus in connection with such offers or sales will be solely for the purpose of providing investors with the description of the terms of the Notes that was made available to investors in connection with the initial offering of the Notes. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding the issuer or for any purpose other than that described in the immediately preceding sentence. Each of Merrill Lynch and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices.

The Index

Frank Russell Company (“FRC”) began dissemination of the Index (Bloomberg L.P. index symbol “RTY”) on January 1, 1987 and calculates and publishes the Index. The Index was set to 135 as of the close of business on December 31, 1986. The Index measures the composite price performance of stocks of 2,000 companies which are either domiciled in the United States, its territories or are eligible for inclusion as a BDI (as defined below). All 2,000 stocks are traded on a major U.S. exchange and form a part of the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest companies either domiciled in the United States or its territories, or companies eligible for inclusion as a BDI (as defined below), as determined by market capitalization. The Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Index is designed to track the performance of the small capitalization segment of the United States equity market. The Index is determined, comprised and calculated by Frank Russell Company without regard to the Notes.

The following graph sets forth the monthly historical performance of the Index in the period from January 2004 through February 2009. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On March 6, 2009, the closing level of the Index was 351.05.

The Index does not reflect the payment of dividends on the stocks included in the Index. Because of this, the calculation of the Ending Value will not reflect the payment of dividends on these stocks that investors would receive if they were to purchase these stocks and hold them for a period equal to the term of the Notes.

All disclosure contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of FRC as stated in these sources and these policies are subject to change at the discretion of FRC. SEK and Merrill Lynch have not independently verified and make no representation as to the accuracy or completeness of such information. None of SEK, the Calculation Agent and Merrill Lynch accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

Selection of Stocks Underlying the Index

Companies domiciled in the United States and its territories are eligible for inclusion in the Russell 3000® Index and the Index. Beginning during reconstitution 2007, companies incorporated in the following countries or regions are also reviewed for eligibility for inclusion: Anquilla, Antigua, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama (added at reconstitution in 2007) and Turks and Caicos. Companies incorporated in these regions are considered Benefits Drive Incorporation (“BDI”) companies because they typically incorporate in these BDI regions for operations, tax, political or other financial market benefits. However, not all companies incorporated in these BDI regions are eligible for inclusion in the Russell 3000® Index and the Index. Companies incorporated in these BDI regions must also meet one of the following criteria in order to be considered eligible: (i) the company has its headquarters in the U.S. or (ii) the company’s headquarters is also in the BDI-designated region or country and the primary exchange for local shares is in the U.S. For new companies located in the BDI regions eligible for inclusion in the Russell 3000® Index and the Index and that trade on multiple exchanges, the determination of the company’s primary exchange is based on the average daily dollar trading value (“ADDTV”), which is the accumulated dollar trading volume divided by the actual number of trading days in the past year. ADDTV is defined as the accumulated dollar traded volume divided by the actual number of trading days in the past year. ADDTV is assessed only for new companies entering the U.S. indices. Existing members remain assigned to their primary U.S. exchange until the time when the ADDTV is higher or another exchange for the previous two consecutive years. If this occurs, the company is removed from the U.S. and moved to the country with the highest exchange volume. However, the primary exchange is a factor for inclusion only if both its incorporation and its headquarters are in a BDI region or if multiple headquarters exist in the SEC filings. If the company is primarily headquartered in a country other than the U.S. or the BDI regions, it is not eligible for inclusion regardless of the location of the primary exchange. Headquarters and primary exchanges will be analyzed once a year during reconstitution unless the security is de-listed from the U.S. exchange.

All securities eligible for inclusion in the Russell 3000® Index and the Index must trade on a major U.S. exchange. Bulletin board, pink-sheets or Over the Counter (OTC) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on May 31st to be eligible for inclusion during annual reconstitution or during the IPO eligibility periods. However, if a stock falls below $1.00 intra-year, it will not be removed until the next annual reconstitution, provided it is still trading below $1.00 at that time. Any other form of shares, such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, and trust receipts, are also excluded. Royalty trusts, limited liability companies, closed-end investment companies (business development companies are eligible), blank check companies, special purpose acquisition companies and limited partnerships are also ineligible for inclusion. In addition, Berkshire Hathaway is excluded as a special exception due to its similarity to a mutual fund and lack of liquidity. In general, only one class of securities of a company is eligible for inclusion in the Russell 3000® Index, although exceptions to this general rule have been made where FRC has determined that each class of securities acts independent of the other.

The primary criteria used to determine the list of securities eligible for the Russell 3000® Index is total market capitalization, which is defined as the price of the common shares times the total number of common shares outstanding. Only common stock is used to determine market capitalization, any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights or trust receipts, are excluded from the calculation. Based on closing levels of the company’s common stock on its primary exchange on May 31st of each year, FRC reconstitutes the composition of the Russell 3000® Index using the then existing market capitalizations of eligible companies. Reconstitution of the Russell 3000® Index occurs on the last Friday in June or, when the last Friday in June is the 28th, 29th or 30th, reconstitution occurs on the Friday prior. In addition, since September 2004, FRC has added initial public offerings to the Russell 3000® Index on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations of capitalization the capitalization not available for purchase and is not part of the investable opportunity set.

As a capitalization-weighted index, the Index reflects changes in the capitalization, or market value, of the component stocks relative to the capitalization on a base date. The current Index level is calculated by adding the market values of the Index’s component stocks, which are derived by multiplying the price of each stock by the number of shares outstanding, to arrive at the total market capitalization of the 2,000 stocks. The total market capitalization is then divided by a divisor, which represents the “adjusted” capitalization of the Index on the base date of December 31, 1986. To calculate the Index, closing prices will be used for exchange-traded and Nasdaq stocks. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Index. In order to provide continuity for the Index’s level, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings and other capitalization changes.

Neither SEK nor Merrill Lynch accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index. FRC disclaims all responsibility to holders of Notes for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Index is applied in determining any Starting Value or Ending Value or any amount payable to you on the maturity date of the Notes.

License Agreement

FRC and SEK have entered into or, to the extent required, will enter into a non-exclusive agreement providing for the license to SEK, in exchange for a fee, of the right to use the Index in connection with the Notes.

The license agreement between FRC and SEK provides that the following language must be set forth in this term sheet/pricing supplement:

“The Notes are not sponsored, endorsed, sold or promoted by FRC. FRC makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. FRC’s publication of the Russell 2000® Index in no way suggests or implies an opinion by FRC as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. FRC’s only relationship to SEK is the licensing of certain trademarks and trade names of FRC and of the Russell 2000® Index which is determined, composed and calculated by FRC without regard to SEK or the Notes. FRC is not responsible for and has not reviewed the Notes nor any associated literature or publications and FRC makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FRC reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000® Index. FRC has no obligation or liability in connection with the administration, marketing or trading of the Notes.

FRC DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND FRC SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FRC MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY SEK, MERRILL LYNCH, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. FRC MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FRC HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

Summary Tax Consequences

You should consider the United States federal income tax consequences of an investment in the Notes, including the following:

•

We intend to take the position that the Notes will be treated for U.S. federal income tax purposes as prepaid forward contracts to purchase the Index and, by purchasing a Note, you will be deemed to have agreed to that treatment.

•

Under the treatment agreed to above, the gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. holder held the Note more than one year immediately before the disposition.

You should refer to the product supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

Certain U.S. Federal Income Taxation Considerations

Below is a summary of certain U.S. federal income tax considerations for U.S. investors (“U.S. Holders”) that are initial holders of the Notes and that hold the Notes as capital assets. The following summary is not complete and is qualified in its entirety by the discussions under the sections entitled “Certain U.S. Federal Income Taxation Considerations” in the accompanying product supplement ARN-3, which you should carefully review prior to investing in the Notes.

General.    We intend to take the position that the Notes will be treated for U.S. federal income tax purposes as prepaid forward contracts to purchase the Index and, by purchasing a Note, you will be deemed to have agreed to that treatment. The remainder of this discussion assumes that the Notes will be so treated. We also will take the position that at the time of issuance of your Note you deposit irrevocably with us a fixed amount of cash equal to the purchase price of your Note to assure the fulfillment of your purchase obligation, which deposit will be non-interest bearing and will be unconditionally and irrevocably applied at the maturity date to satisfy that obligation at the maturity date. Although you will be obligated to treat the purchase price as a deposit for U.S. federal income tax purposes, the cash proceeds that we will receive from the offering will not be segregated by us during the term of your Note, but instead will be commingled with our other assets.

No statutory, administrative or judicial authority directly addresses the treatment of holders of Notes for U.S. federal income tax purposes. As a result, no assurance can be given that the IRS or a court will agree with the tax consequences described in this discussion. A differing treatment from that assumed herein could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Prospective investors are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes in light of their own particular circumstances, as well as the effect of any state, local or foreign tax laws.

Sale, exchange or other taxable disposition of Notes.    A U.S. holder’s initial tax basis in the Notes should be the price at which the U.S. holder purchased the Notes. Upon the sale, exchange or other disposition of Notes in a taxable disposition, a U.S. holder should generally recognize gain or loss equal to the difference between the proceeds received (including amounts received at maturity) and the U.S. holder’s adjusted tax basis in the Note. Under the treatment agreed to above, the gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. holder held the Note more than one year immediately before the disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Regulatory and Legislative Developments Related to Taxation of Prepaid Forward Contracts.    On December 7, 2007, the IRS and U.S. Treasury Department issued a notice requesting public comments on a comprehensive set of tax policy issues raised by prepaid forward contracts, including several different approaches under which U.S. holders of prepaid forward contracts could be required to recognize ordinary income on a current basis, or could be treated as owning directly the assets subject to the prepaid forward contract. Although it is currently uncertain what future guidance will result from the notice, the notice leaves open the possibility that such guidance could have retroactive application. In addition, on December 19, 2007, legislation was introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

The IRS and U.S. Treasury Department previously issued proposed regulations that would require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the proposed regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to derivative financial instruments other than notional principal contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “Certain U.S. Federal Income Taxation Considerations” in the accompanying product supplement ARN-3.

Additional Note Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

The final terms of the Notes will be set forth in a final term sheet, which will be filed with the SEC as a pricing supplement pursuant to Rule 424 under the Securities Act and made available to purchasers of the Notes. The documents listed below, together with such final term sheet, are collectively referred to herein as the “Note Prospectus.”

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-3, dated December 23, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000119312508259302/d424b3.htm

▪	Prospectus and prospectus supplement, each dated December 15, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000110465908076407/a08-30087_1f3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 352960. References in this term sheet to “SEK”, “we”, “us” and “our” are to Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation), and references to “Merrill Lynch” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you these documents or the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

Merrill Lynch classifies certain of the Structured Investments it offers (“Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These underlying investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to describe fully any particular Structured Investment, including the Notes, nor guarantee any particular performance.